UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 14F-1
INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER
BASIC ENERGY SERVICES, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-32693	54-2091194
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

801 Cherry Street, Suite 2100 Fort Worth, Texas	76102
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (817) 334-4100
Not Applicable
(Former name or former address, if changed since last report)

BASIC ENERGY SERVICES, INC.
INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER
THIS SCHEDULE IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF BASIC ENERGY SERVICES, INC.
INTRODUCTION
This Information Statement is being mailed or delivered to the stockholders of record of shares (the “Existing Shares”) of common stock, par value $0.01 per share (the “Common Stock”) of Basic Energy Services, Inc., a Delaware corporation (the “Company” or “Basic”) as of December 13, 2016 with respect to a change of the majority of directors of the board of directors of the Company. This Information Statement is being transmitted on or about December 13, 2016.
On October 25, 2016, Basic and certain of its subsidiaries (collectively with Basic, the “Debtors”) filed voluntary petitions (the “Bankruptcy Petitions,” and the cases commenced thereby, the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Court”) to pursue a Joint Prepackaged Chapter 11 Plan of the Debtors (as subsequently confirmed by the Court, the “Prepackaged Plan”). In connection with the Prepackaged Plan, the terms of the current members of the board of directors of the Company shall expire and the members of a new board (the “New Board”) shall be appointed to take office on the effective date of the Prepackaged Plan (the “Effective Date”). The New Board shall be a seven (7) member board with at least five (5) of whom shall be designated prior to the Effective Date. The following describes how the New Board will be structured:

i.	the Chief Executive Officer of the Company;

ii.	one (1) director designated by Ascribe Capital LLC (“Ascribe”);

iii.	one (1) director designated by Silver Point Capital, L.P. (“Silver Point”); and

iv.
four (4) directors designated by the group of noteholders (the “Ad Hoc Group”) that own or manage with the authority to act on behalf of the beneficial owners of the Company’s 7.75% Senior Notes due 2019 (the “2019 Notes”) and the Company’s 7.75% Senior Notes due 2022 (the “2022 Notes,” and together with the 2019 Notes, the “Unsecured Notes”) who have executed the Restructuring Support Agreement, dated October 23, 2016 among the Debtors, 100% of the lenders under Basic’s Term Loan Credit Agreement and holders of over 80% of the 2019 Notes and the 2022 Notes (the “RSA”), and such other noteholders that may enter into the RSA from time to time.

The New Board will be divided into three classes designated as Class I, Class II and Class III. Three directors will initially serve a one-year term in Class I, two directors will initially serve a two-year term in Class II and two directors (the directors initially designated by Ascribe and Silver Point) will initially serve a three-year term in Class III. The nomination of the initial Chairperson of the New Board shall be satisfactory to the Ad Hoc Group in its sole discretion in good faith consultation with the Company’s Chief Executive Officer. The Prepackaged Plan provides that any initial director of reorganized Basic who has not been designated as of the Effective Date shall be designated by Ascribe and Silver Point. Other than Mr. Patterson, the current directors of the Company shall be deemed to have resigned or shall otherwise cease to be a director of the Company on the Effective Date. The Effective Date is expected to occur on or about December 23, 2016.
The descriptions of the Chapter 11 Cases and the Prepackaged Plan herein do not purport to be complete and are qualified in their entirety by the terms of the Prepackaged Plan, which were filed with the Securities and Exchange Commission (the “SEC”) as Exhibit 2.1 to the Current Report on Form 8-K filed by Basic on December 12, 2016, and is incorporated herein by reference.

This Information Statement is being provided solely for informational purposes and not in connection with any vote of the stockholders of the Company. No proxies are being solicited and you are not requested to send a proxy. A stockholder vote is not required and will not be taken with respect to the appointment of the New Board, and no other action is required by our stockholders in connection with this Information Statement. The change of the majority of directors of the board of directors will occur at or about the Effective Date. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder require the mailing of the information set forth in this Information Statement to our stockholders of record.
Please read this Information Statement carefully. It contains certain biographical and other information concerning our executive officers and directors. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.
VOTING SECURITIES
Prior to and subsequent to the Effective Date, the Common Stock is and will be the only class of equity securities that is outstanding and entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the holder thereof to one vote. As of November 9, 2016, the Company had 43,500,032 Existing Shares issued and 42,757,644 Existing Shares outstanding. The Second Amended and Restated Certificate of Incorporation of the Company (the “Amended and Restated Certificate of Incorporation”), which is expected to be filed with the Secretary of State of the State of Delaware on or prior to the Effective Date, authorizes 85,000,000 new common shares in reorganized Basic (“New Common Shares”), of which 80,000,000 shall be common stock, par value $0.01 per share, and 5,000,000 shall be preferred stock, par value $0.01 per share. Under the Amended and Restated Certificate of Incorporation and pursuant to Section 1123(a)(6) of the Bankruptcy Code, the Company may not issue non-voting equity securities.
Pursuant to the terms of the Prepackaged Plan, on the Effective Date, the Unsecured Notes will be cancelled and discharged, and the holders thereof will receive New Common Shares representing, in the aggregate, 99.5% of the New Common Shares issued on the Effective Date pursuant to the Prepackaged Plan, and which upon conversion of the Company’s 9% PIK interest unsecured notes due 2019 in the aggregate principal amount of $131,250,000 (the “New Convertible Notes”) will comprise 57.79% of the total outstanding New Common Shares on the Effective Date (subject to dilution by awards under the Company’s Management Incentive Plan (the “MIP”) and the New Common Shares issuable upon exercise of the Warrants (as defined below)). Eligible holders of Unsecured Notes also received 100% of the subscription rights to acquire $125,000,000 in New Convertible Notes in accordance with the rights offering procedures set forth in the Prepackaged Plan. It has been determined that all of the New Convertible Notes will be deemed converted into equity of Basic contemporaneously with the Debtors’ emergence from the Chapter 11 Cases on the Effective Date.
Also on the Effective Date, the Existing Shares shall be cancelled without further action by or order of the Court. Each holder of an allowed existing equity interest shall receive its pro rata share of (i) New Common Shares representing, in the aggregate, 0.5% of the New Common Shares issued on the Effective Date, and which upon conversion of the New Convertible Notes (the deemed conversion of which will occur on the Effective Date) will comprise 0.29% of the total outstanding New Common Shares (subject to further dilution by awards under the MIP and the New Common Shares issuable upon exercise of the Warrants) and (ii) seven (7) year warrants (the “Warrants”) entitling their holders upon exercise thereof, on a pro rata basis, to 6% of the total outstanding New Common Shares at a per share price based upon a total equity value of $1,789,000,000 of the reorganized Company (assuming the maximum conversion amounts of the New Convertible Notes).
On the Effective Date, the Company expects to issue (i) 14,925,000 New Common Shares to holders of the Unsecured Notes, (ii) 75,000 New Common Shares to existing stockholders of Basic as of the Effective Date and (iii) 10,825,802 New Common Shares for the deemed conversion of the New Convertible Notes occurring on the Effective Date. The Company expects to reserve an additional (i) 2,066,598 New Common Shares for issuance upon the potential exercise of the Warrants and (ii) 3,237,671 New Common Shares for issuance under the MIP. On a fully diluted basis, assuming conversion of the New Convertible Notes and exercise of all interests expected to be issued on or after the Effective Date pursuant to the Prepackaged Plan, the Company would have an aggregate of 31,130,071 New Common Shares issued and outstanding.
The Company’s recapitalization and the appointment of the New Board occurring on the Effective Date as described above will result in a change in control of Basic.
DIRECTORS AND EXECUTIVE OFFICERS
Directors and Executive Officers Prior to the Effective Date
Information concerning the Company’s executive officers prior to the Effective Date can be found under the section entitled “Executive Officers” in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 7, 2016 (the “2016 Proxy Statement”). Information concerning the Company’s directors prior to the Effective Date can be found under the sections entitled “Proposal 1: Election of Directors” and “Board of Directors and Committees of the Board,” in the 2016 Proxy Statement. Such sections are incorporated herein by reference.
Executives Officers Following the Effective Date
There will be no change to the Company’s executive officers following the Effective Date.
Directors Following the Effective Date
The New Board will be comprised of seven directors following the Effective Date. As of the date of this report, six of the New Board members, representing a majority of the New Board, have been designated, and their biographies are set forth below. The Company expects that the remaining director will be designated prior to the Effective Date.

Name	Director Since	Age	Position (1)
T.M. “Roe” Patterson	2013	42	Director and Chief Executive Officer
Timothy H. Day	2016	46	Director
Lawrence A. First	2016	54	Director
John Jackson	2016	58	Director
Samuel E. Langford	2016	59	Director
Julio Quintana	2016	57	Director

(1) Chairman of the Board position to be subject to final approval by the New Board.

T.M. “Roe” Patterson. Mr. Patterson has 21 years of related industry experience. He was named our President and Chief Executive Officer and appointed as a Director in September 2013. From 2006 to September 2013, Mr. Patterson worked for Basic in positions of increasing responsibility: as our Senior Vice President and Chief Operating Officer from April 2011 until September 2013, as a Senior Vice President from September 2008 until April 2011 and as a Vice President from February 2006 until September 2008. Prior to joining Basic, he was President of TMP Companies, Inc. from 2000 to 2006. He was a Contracts/Sales Manager at Patterson Drilling Company from 1996 to 2000. From 1995 to 1996, he was employed as an Engine Sales Manager at West Texas Caterpillar. Mr. Patterson graduated with a B.S. degree in Biology from Texas Tech University.
Timothy H. Day.     Mr. Day is currently a private investor and director of several private companies. Prior to this, Mr. Day joined First Reserve in 2000 as a Vice President, served as Managing Director since 2007 and Co-Head of Buyout since 2012 until December 2015. Prior to joining First Reserve, Mr. Day was with SCF Partners, a private equity investment group specializing in the energy industry, as an Associate from 1995 to 1997 and as a Vice President from 1998 to 2000. Prior to that, he was an analyst with CS First Boston from 1993 to 1995 and prior to that he was an analyst with Salomon Brothers from 1992 to 1993. Mr. Day currently serves as a director on the board of Diamond S Shipping, TNT Crane & Rigging and TPC Group. Mr. Day previously served as a Director of PBF Energy Inc. He holds an M.B.A. degree from Harvard Business School and a B.B.A. degree from the University of Texas.
Lawrence A. First.    Mr. First currently serves as the Chief Investment Officer and Managing Director of Ascribe Capital LLC. Mr. First joined Ascribe Capital LLC in 2008. Prior to joining Ascribe, Mr. First was a Managing Director and Co-Portfolio Manager in Merrill Lynch’s Principal Credit Group, a proprietary investing platform for the firm’s capital, where he was responsible for evaluating and managing assets in the team’s North American portfolio, including non-investment grade bank loans, stressed/distressed fixed income investments and public and private equity. Prior to joining Merrill Lynch in 2003, Mr. First was a senior partner in the Bankruptcy and Restructuring department of the law firm of Fried, Frank, Harris, Shriver & Jacobson, LLP, where he began his legal career in 1987. At Fried Frank, he represented both debtors and creditors in both in-court and out-of court restructurings as well as lenders to, investors in, and potential buyers and sellers of, financially troubled companies. Prior to his joining Fried Frank’s Bankruptcy and Restructuring department, he was a member of its Corporate Department, where he became a partner in 1994. On behalf of Ascribe, Mr. First currently sits on the board of directors of Geokinetics Inc. (since 2013), EnviroSolutions Inc. (since July 2010) and Engineering Solutions & Products, LLC (since November 2013). He was previously a director on the board of Alion Science and Technology Corp. (from August 2014 until August 2015). Larry received a BA in History and Sociology from Haverford College, and a JD from New York University School of Law. He also attended the London School of Economics.
John Jackson. Mr. Jackson has served as Chief Executive Officer of Spartan Energy Partners since March 2010. Prior to that, from January 2008 through October 2009, Mr. Jackson was the Chairman and CEO of Price Gregory Services, Inc., a leading energy infrastructure services provider specializing in pipeline construction. Prior to Price Gregory, from October 2004 to August 2007, Mr. Jackson served as President and Chief Executive Officer of Hanover Compressor, and from January 2002 to September 2004 as Hanover’s Chief Financial Officer. Prior to that, Mr. Jackson held several positions at Duke Energy Field Services, including Chief Financial Officer, and he also held various positions at Union Pacific Resources. Mr. Jackson currently sits on the board of directors of Seitel, Inc., Main Street Capital Corp. and Cone Midstream, in addition to his role with non-profits boards. He has previously served on the board of directors of Select Energy Services (2012 to 2015), RSH Energy (2013 to 2014), Encore Energy Partners (2009 to 2011) and Exterran Holdings, Inc. (2007 to 2009). John earned a B.B.A. in Accounting from Baylor University.
Samuel E. Langford. Since January 2015, Mr. Langford has performed services as a consultant regarding upstream energy investments, strategies and management. Previously, Mr. Langford was employed by Newfield Exploration Co.as Senior Corporate Advisor-Corporate Office from March 2012 until December 2012, General Manager, Mid-Continent Business Unit from April 2011 until February 2012, and Vice President, Corporate Development from February 2009 until March 2011. Mr. Langford was retired from January 2013 until December 2014. In addition to Newfield, Mr. Langford has worked with Cockrell Oil & Gas, British Gas Exploration America, Tenneco Oil Company, Tenneco Inc and Exxon USA in various technical and managerial positions. Mr. Langford holds a B.S. degree in Mechanical Engineering from Auburn University.
Julio Quintana. Mr. Quintana served as the President and Chief Executive Officer of Tesco Corporation (NASDAQ: TESO), from 2005 until his retirement in January 2015 and was a member of the Tesco board from September 2004 to May 2015. Prior to the appointment as President and Chief Executive Officer, Mr. Quintana served as Executive Vice President and Chief Operating Officer at Tesco beginning in September 2004. Prior to his tenure at Tesco, Mr. Quintana worked for Schlumberger Corporation as Vice President of Integrated Project Management and Vice President of Marketing for The Americas from November 1999 to September 2004. Prior to Schlumberger, Mr. Quintana worked from June 1980 to November 1999 for Unocal Corporation, an integrated E&P company. Mr. Quintana held various operational and managerial roles in production, drilling and asset management. His last roles at Unocal were Asset Manager for the Mid Continent Region and Asset Manager for Deepwater Gulf of Mexico. Mr. Quintana brings 36 years of experience in various aspects of the oil and gas exploration and production industry, including strong experience in upstream operations, a deep understanding of drilling and asset management technologies, broad human resources management skills and experience. Mr. Quintana has a degree in Mechanical Engineering from The University of Southern California. He is member of the board of Directors of SM

Energy (NYSE:SM) since July 2006 and a member of the board of Newmont Mining (NYSE:NEM) since October 2015. Mr. Quintana has also been a board member of Pipeline Pressure Isolation LLC, a private company, since April 2016.
DIRECTOR INDEPENDENCE
Prior to the Effective Date, the New Board is expected to make a determination as to each of the directors who qualify an “independent director,” as evaluated under the standards for director independence established by our guidelines and applicable laws, rules and listing standards, including, without limitation, the standards for independent directors established by the New York Stock Exchange, Inc. (the “NYSE”) and the SEC. It is expected that the New Board will be fully compliant with applicable NYSE and SEC standards on the Effective Date.
CORPORATE GOVERNANCE
Information Concerning Operation of the Board
Our board of directors has the responsibility for establishing our broad corporate policies and for our overall performance. However, the board of directors is not involved in our day-to-day operations. The board of directors is kept informed of our business through discussions with our Chief Executive Officer and other officers, by reviewing analyses and reports provided to it on a regular basis, and by participating in board of directors and committee meetings. During fiscal 2015, our board of directors held six meetings of the full board and 18 meetings of committees. The Nominating and Corporate Governance Committee held four meetings; the Compensation Committee held six meetings; and the Audit Committee held eight meetings during fiscal 2015. In addition, the Company’s independent auditors and management meet with the Audit Committee Chairman prior to the issuance of earnings press releases, and the other members of the Audit Committee are invited to attend these meetings. All directors attended at least 75% of the total meetings of the board of directors and the committees on which such director served during the fiscal year.
Our board of directors currently has three standing committees: Audit, Compensation, and Nominating and Corporate Governance. Actions taken by our committees are reported to the full board of directors. Each committee conducts an annual evaluation of its duties and is expected to conduct an annual review of its respective charter.
Audit Committee. The composition and chairman of the Audit Committee is expected to be determined prior to the Effective Date. The New Board is expected to determine that all members of our audit committee are financially literate within the meaning of SEC rules, under the current listing standards of the NYSE and in accordance with our audit committee charter. The New Board is also expected to determine that all members of the audit committee are independent, within the meaning of SEC and NYSE regulations for independence for audit committee members, under our corporate governance guidelines, and in accordance with our Audit Committee charter. The New Board is also expected to determine whether any of the audit committee members are “audit committee financial experts” (as defined under SEC rules).
The Audit Committee is responsible for oversight of Company risks relating to accounting matters, financial reporting and related legal and regulatory compliance. The Audit Committee annually considers the qualifications and evaluates the performance of our independent auditor and selects and engages our independent auditor. The Audit Committee meets quarterly with representatives of our independent auditor and is available to meet at the request of the independent auditor. During these meetings, the Audit Committee receives reports regarding our books of accounts, accounting procedures, financial statements, audit policies and procedures, internal accounting and financial controls, and other matters within the scope of the Audit Committee’s duties. The Audit Committee reviews the plans for and the results of audits for us and our subsidiaries. The Audit Committee reviews the independence of the independent auditor, and considers and authorizes the fees for both audit and non-audit services provided by the independent auditor. In 2015, our Audit Committee held eight meetings.
Compensation Committee. The composition and chairman of the Compensation Committee is expected to be determined prior to the Effective Date. The New Board is expected to determine that each member of the Compensation Committee meets the NYSE standards for independence, and is a “non-employee director” as defined in Rule 16b-3 under the Exchange Act, an “outside director” as defined for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, and the enhanced independence requirements set forth in Rule 10C-1 under the Exchange Act.
The Compensation Committee is entrusted with the overall responsibility for establishing, implementing and monitoring the compensation for our executive officers (our chief executive officer, president, each executive vice president, and each senior vice president). The Compensation Committee also administers our Sixth Amended and Restated 2003 Incentive Plan, and approves restricted stock, stock option, and performance awards and other stock-based grants for our executive officers. In 2015, our Compensation Committee held six meetings.
Nominating and Corporate Governance Committee. The composition and chairman of the Nominating and Corporate Governance Committee is expected to be determined prior to the Effective Date. The New Board is expected to determine that all members of the Nominating and Corporate Governance Committee are independent pursuant to the NYSE rules, under our corporate governance guidelines, and in accordance with our nominating and corporate governance committee charter.
Our Nominating and Corporate Governance Committee is responsible for identifying qualified candidates to be presented to our board of directors for nomination as directors, ensuring that our board of directors and our organizational documents are structured in a way that best serves our practices and objectives, and developing and recommending a set of corporate governance principles. The Nominating and Corporate Governance Committee may consider candidates for our board of directors from any reasonable source, including a search firm engaged by the Nominating and Corporate Governance Committee, recommendations of the board of directors, management or, in accordance with the procedures set forth in our bylaws, our stockholders. In 2015, our Nominating and Corporate Governance Committee held four meetings.
LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS
To our knowledge, except as otherwise described herein, there have been no events under any bankruptcy act, no criminal proceedings and no Federal or State judicial or administrative orders, judgments or decrees or findings, no violations of any Federal or State securities law, and no violations of any Federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed) or executive officer of the Company during the past ten (10) years. The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, or any person who will become a director upon completion of the transactions contemplated by the Prepackaged Plan, or any information that any such person is adverse to the Company or has a material interest adverse to the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth certain information regarding beneficial ownership of the Company Common Stock as of December 12, 2016 by: (i) each current director and named executive officer of the Company; (ii) all current directors and executive officers as a group; and (iii) each person to be known by us to be the beneficial owner of more than 5% of our outstanding shares of the Company’s Common Stock. As of December 12, 2016, 42,757,544 shares of our Common Stock were outstanding.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
T.M. “Roe” Patterson	730,762	1.7%
Alan Krenek	137,338	*
James F. Newman	231,654	*
William T. Dame	96,292	*
Brett J. Taylor	66,213	*
Steven A. Webster	27,333	*
Thomas P. Moore, Jr.	39,499	*
Sylvester P. Johnson, IV	18,332	*
James S. D’Agostino, Jr.	24,999	*
Robert F. Fulton	83,733	*
Antonio O. Garza, Jr.	18,332	*
William E. Chiles	59,000	*
Kenneth V. Huseman	37,182	*
Directors and Executive Officers as a Group (17 persons)	1,808,099	4.2%

____________________

*	Less than 1%.
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
Section 16(a) of the Exchange Act requires our directors, executive officers and persons who beneficially own more than 10% of our common stock to file certain reports with the SEC concerning their beneficial ownership of our equity securities. The SEC’s regulations also require that a copy of all such Section 16(a) forms filed must be furnished to us by the executive officers, directors and greater than 10% stockholders.
Based solely upon a review of reports on Forms 3 and 4 and amendments thereto furnished to the Company during fiscal 2015, reports on Form 5 and amendments thereto furnished to the Company with respect to fiscal 2015, and written representations from officers and directors that no Form 5 was required to be filed, the Company believes that all filing requirements applicable to its officers, directors and beneficial owners of more than 10% of the common stock under Section 16(a) of the Exchange Act were complied with during fiscal 2015.
SECURITYHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS
Stockholders and interested parties may communicate directly with the New Board or a particular director by sending a letter to the attention of the Board or the particular director(s), as applicable, c/o Secretary, Basic Energy Services, Inc., 801 Cherry Street, Suite 2100, Fort Worth, Texas 76102. Stockholder communications must contain a clear notation on the mailing envelope indicating that the enclosed letter is a “Stockholder-Board Communication” or “Stockholder-Director Communication.” Additionally, if the enclosed letter is from an interested party, the mailing envelope must contain a clear notation indicating that it is an “Interested Party-Board Communication” or an “Interested Party-Director Communication,” as applicable. All such letters must identify the author as a stockholder and/or interested party and clearly state whether the intended recipients are all members of the Board, certain specified individual directors or a group of directors, such as the non-management directors. The Secretary will make copies of all such letters and circulate them to the appropriate director or directors.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
During 2015, there were no relationships or transactions with related persons that were required to be disclosed, other than as set forth below.
Darle Vuelta Cattle Co., LLC
During 2006, we entered into a lease agreement with Darle Vuelta Cattle Co., LLC (“DVCC”), an affiliate of Mr. Huseman, our former chief executive officer and a current director, for approximately $69,000 per year. The initial term of the lease was five years, and the lease has been and will continue on a year-to-year basis unless terminated by either party. In December 2010, Basic entered into a lease agreement with DVCC for the right to operate a salt water disposal well, brine well and fresh water well. The term of the leases is two years and will continue until the salt water disposal well and brine well are plugged and no fresh water is being sold. The lease payments are the greater of (i) the sum of $0.10 per barrel of disposed oil and gas waste and $0.05 per barrel of brine or fresh water sold or (ii) $5,000 per month. Payments under this agreement in 2015 totaled $126,221. In October 2011, Basic purchased approximately 17 acres of land for approximately $209,000 from DVCC. In April 2012, Basic purchased approximately 22 acres of land for approximately $215,000 from DVCC. In February 2015, Basic purchased 100 acres of vacant land outside of Midland, Texas for $1.5 million from DVCC.
Each of these transactions with DVCC was reviewed and discussed by the Audit Committee and was authorized and approved by the Audit Committee pursuant to our “Policy and Procedures with Respect to Related Person Transactions.”
Ascribe Capital LLC
Lawrence First, one of the members of the New Board, currently serves as the Chief Investment Officer & Managing Director at Ascribe. Ascribe is a significant holder of the Unsecured Notes and, following the Effective Date, will hold a substantial percentage of the outstanding New Common Shares.
Review, Approval or Ratification of Transactions with Related Persons
Pursuant to the charter of the Audit Committee, the Audit Committee is responsible for establishing procedures for the approval of all related party transactions between the Company and any officer or director that would potentially require disclosure. The Board of Directors has adopted a written policy regarding related party transactions that is to be administered by the Audit Committee. The policy applies generally to transactions, arrangements or relationships in which the Company was, is or will be a participant, in which the amount involved exceeds $60,000 and in which any related person had, has or will have a direct or indirect material interest. Related persons include, among others, directors and officers of the Company, beneficial owners of 5% or more of the Company’s voting securities, immediate family members of the foregoing persons, and any entity in which the foregoing persons are employed, are a principal or in which such person has more than a 10% beneficial ownership interest. The Company’s Chief Financial Officer is responsible for submitting related person transactions to the Audit Committee for approval by the committee at regularly scheduled meetings, or, if such approval is not practicable, to the Chairman of the Audit Committee for approval between such meetings. When considering related person transactions, the Audit Committee, or where submitted to the Chairman, the Chairman, will consider all of the relevant facts available, including, but not limited to: the benefits of the transaction to the Company; the impact on a director’s independence in the event the related person is a director; the availability of other sources for comparable products or services; the terms of the transaction; and the terms of comparable transactions available to unrelated third parties or to employees of the Company generally. The Company is not aware of any transaction that was required to be reported in its filings with the SEC where such policies and procedures either did not require review or were not followed.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS
Information concerning compensation of the Company’s executive officers and directors for fiscal year 2015 can be found under the sections entitled “Compensation Discussion and Analysis” and “Executive Compensation Matters” in the 2016 Proxy Statement. Such sections are incorporated herein by reference.
On June 20, 2016, in an effort to retain top-tier executive talent, Basic, after consultation with its outside compensation consultants, entered into (i) Key Employee Retention Bonus agreements with certain of its executive officers, including two of Basic’s named executive officers (each, a “Retention Bonus Agreement”); and (ii) Key Employee Incentive Bonus agreements with certain of its executive officers, including three of Basic’s named executive officers (each, an “Incentive Bonus Agreement”). The Company’s board of directors authorized the Incentive Bonus Agreements and the Retention Bonus Agreements, which are designed to supplement Basic’s existing employee compensation programs.
Retention Bonus Agreements
The Retention Bonus Agreements provide for payment to each recipient of cash-denominated awards in four equal installments. The first installment is to be paid as soon as administratively practicable following the execution of a Retention Bonus Agreement by a recipient. The remaining three installment payments were paid or are to be paid on August 15, 2016, November 15, 2016 and February 15, 2017.
Under the Retention Bonus Agreements, if prior to the June 20, 2017 (the “Vesting Date”) the recipient either (i) voluntarily terminates his employment with the Company other than as an eligible retirement or (ii) his employment is terminated by the Company for Cause (as defined in therein), then the recipient will both forfeit his right to payment of any remaining installment payments and be obligated to repay the Company for the total amount of any installment payments previously paid prior to such termination. The recipient will be eligible to receive any scheduled installment payments under the Retention Bonus Agreements after a termination of employment prior to the Vesting Date that is without Cause, as an eligible retirement or by reason of disability or death. The recipient’s retention of all or any portion of the retention bonus under the Retention Bonus Agreements in connection with a termination without Cause or as an eligible retirement will be contingent on the recipient executing and not revoking an agreement, in a standard form provided by the Company, granting a full release of all actual and potential claims that the recipient has or may have against the Company or its affiliates.
Incentive Bonus Agreements
The Incentive Bonus Agreements provide for payment to each recipient of cash-denominated awards in three equal installments. The first installment is to be paid as soon as administratively practicable following the execution of an Incentive Bonus Agreement by a recipient. The second installment is to be paid as soon as administratively practicable following the execution by the Company of definitive documentation relating to a restructuring, reorganization and/or recapitalization of substantially all of the Company’s assets or liabilities (a “Restructuring Transaction”); provided that such execution must occur prior to June 20, 2017 (the “Expiration Date”). The third installment is to be paid as soon as administratively practicable following the closing or emergence from a Restructuring Transaction; provided that such closing or emergence must occur prior to the Expiration Date.
Under the Incentive Bonus Agreements, if prior to the Expiration Date the recipient either (i) voluntarily terminates his employment with the Company without Good Reason (as defined therein, including an eligible retirement) or (ii) his employment is terminated by the Company for Cause (as defined in therein), then the recipient will both forfeit his right to payment of any remaining installment payments and be obligated to repay the Company for the total amount of any installment payments previously paid prior to such termination. The recipient will be eligible to receive any scheduled installment payments under the Incentive Bonus Agreements after a termination of employment prior to the Expiration Date that is without Cause, for Good Reason or by reason of disability or death. The recipient’s retention of all or any portion of the incentive bonus under the Incentive Bonus Agreements in connection with a termination without Cause or for Good Reason will be contingent on the recipient executing and not revoking an agreement, in a standard form provided by the Company, granting a full release of all actual and potential claims that the recipient has or may have against the Company or its affiliates.

Management Incentive Plan
On the Effective Date, the MIP will become effective. The Compensation Committee will administer the MIP and make all determinations with respect to awards granted under the MIP. All officers and employees of the Company will be eligible to receive awards under the MIP. The MIP will be an “omnibus” incentive plan (similar to the Company’s Amended and Restated 2003 Incentive Plan) which will permit the Compensation Committee to grant various types of equity awards, including (i) stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) restricted stock units and (v) other stock-based awards. 10% of the outstanding equity securities of the reorganized Company, on a fully diluted basis (taking into account shares to be issued in respect of the New Convertible Notes and awards issuable under the MIP, but excluding shares issued pursuant to the Warrants) as of the Effective Date will be available for grant under the MIP. If any outstanding award expires or is forfeited, cancelled or otherwise terminated, the equity underlying such award shall again be available for grant under the MIP. Shares available and granted under the MIP shall be subject to equitable adjustments in the event of capital restructuring events. Vesting of awards may be time-based or performance-based, and may include provisions for acceleration of vesting under certain circumstances.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

December 13, 2016	By: /s/T.M. “Roe” Patterson
Name: T.M. “Roe” Patterson
Title: Chief Executive Officer and Director